

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Joseph S. Tesoriero
Chief Financial Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362

      Re: Dole Food Company, Inc.
               Form 10-K for the year ended December 31, 2011
               Filed March 15, 2012
               File No. 001-04455

Dear Mr. Tesoriero:

      We have reviewed your response dated April 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Segment Results of Operations

2011 Compared with 2010, page 38

1. We note from your disclosure in your document and from your response to our previous comment 2 that your intent in presenting the reconciliation to "fresh fruit products" is to highlight items with a significant impact on results that do not necessarily correlate with the fresh fruit market, such as foreign exchange items. If our understanding is correct, to comply the reconciliation provisions of Item 10(e) of Regulation S-K, please change the format of this table to present just the items you wish to highlight that have impacted segment EBIT, instead of reconciling segment EBIT to another non-GAAP measure.

      In responding to our comment, please provide a written statement from the company acknowledging that:

Joseph S. Tesoriero
Dole Food Company, Inc
April 18, 2012
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief